

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 3561

May 4, 2016

<u>Via E-mail</u>
Carlos Brito
Chief Executive Officer
Anheuser-Busch InBev SA/NV
Rue Royale 97, 4th Floor
1000 Brussels, Belgium

> **Re:** **Newbelco SA/NV**
> **Amendment No. 1**
> **Draft Registration Statement on Form F-4**
> **Submitted April 19, 2016**
> **CIK No. 0001668717**

Dear Mr. Brito:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>The Transaction, page 17</u>

1. We reissue prior comment two. Please provide additional clarification of the steps of the transaction. Please revise to include the definition of the Initial Shares as referenced in the UK Scheme. In addition, in discussing the Belgian Offer on page 18 you reference the cash consideration or partial share alternative in exchange for each SABMiller ordinary share held. However in the first step of the transaction, the UK scheme, you reference the acquisition of SABMiller by Newbelco through the issuance of Initial Shares. Therefore, it is unclear how the second step can reference shares held in SABMiller when those shares had already been exchanged for the Initial Shares in Newbelco. Please revise. See also similar disclosure on page 80.

Risk Factors, page 36

2.   Please add a risk factor that describes the risks associated with counsel not giving an
        opinion on your PFIC status.

Security Ownership of Certain Beneficial Owners and Management of AB Inbev, page 97

3.   Please update the disclosure in this section as of the most recent practicable date.

Newbelco Board of Directors and Management Upon Completion of the Transaction, page 106

4.   We note your response to prior comment 7 and we partially reissue. Please revise to
        provide further context to your response that the remaining three directors will not be
        known prior to effectiveness in light of the Irrevocable Undertakings with BEVCO and
        Altria dated November 11, 2015. In particular we note the provisions in sections 12(c)
        and 13(b)(1) in the agreement with BEVCO and similar provisions in the agreement with
        Altria.

Material Tax Consequences of the Transaction, page 114

5.   We note that counsel's opinion as to the U.S. federal income tax treatment of the Belgian
        Merger is based upon the determination by AB InBev that it has not been a "passive
        foreign investment company" ("PFIC") for U.S. federal income tax purposes and the
        expectation of AB InBev that it will not be a PFIC for its current taxable year. Please
        revise to disclose or clarify the material facts about AB InBev's inquiry into or
        knowledge concerning its expectation that it will not be a PFIC for its current taxable
        year so that investors can better understand the basis for this expectation.

6.   Please remove the reference to "certain" from the Belgian tax considerations section on
        page 120. For guidance, see Section III.C.1 of Staff Legal Bulletin 19.

Exhibit 5.1

7.   Please remove sections 2(g) and (h) and section 9 from the legality opinion. Similarly
        revise the tax opinion filed as Exhibit 8.2.

Exhibit 8.1

8.   We note your last sentence in the second paragraph that the disclosure in the material tax
        consequences section is accurate in all material respects. Please revise the form of the tax
        opinion to clearly state that the disclosure in the tax consequences section of the
        prospectus is the opinion of counsel. For guidance, see Sections III.B.2 and III.C.2 of
        Staff Legal Bulletin 19. Similarly revise Exhibit 8.2. Additionally, please advise us
        when your counsel plans to file the signed and dated legality and tax opinions.

You may contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: George H. White
Sullivan & Cromwell LLP